UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15b - 16 of
The Securities Exchange Act of 1934

For the month of December 2004

AUSTRAL PACIFIC ENERGY LTD.
(Translation of registrant's name into English)

Austral Pacific House, 284, Karori Rd, Wellington 6033 New Zealand
(Address of Principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F   ___X____     Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ___X____ No _______

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

 0-29344

SUBMITTED HEREWITH

Exhibits

99.1	FORM 53-901.F MATERIAL CHANGE REPORT

99.2	NEWS RELEASE

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Austral Pacific Energy Ltd.
(Registrant)

Date: December 14th, 2004	By:	/s/ David Newman

(Signature)

David Newman
Director

This is the form of material change report required under section 85(1) of the Securities Act.

Form 51-102F3

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1. Reporting Issuer

Austral Pacific Energy Ltd.

284 Karori Rd

Karori

New Zealand

Item 2. Date of Material Change

On or about December 10, 2004

Item 3. Press Release

December 10, 2004 Wellington, New Zealand

Item 4. Summary of Material Change

Cardiff and Cheal Show Early Promise

Wellington, New Zealand –December 10, 2004 -- /PRNewswire/--Austral Pacific Energy Ltd. (TSXV and NZSX: APX; OTCBB: APXYF).

The Cardiff-2 well (Austral 25.1%, operator) has now drilled through the first reservoir sandstone within the Kapuni Formation. The McKee Sand was intersected at the expected depth below 4,000m (13,000 feet), with significantly elevated levels of gas recorded during drilling, as predicted. The well has also penetrated the second major Kapuni sand target below 4130m (13,550 feet) where a pressure kick has been encountered.

The Cheal-4 well (Austral 36.5%, operator) is now in test production, using jet pump technology to aid in lifting the oil. Technical challenges associated with the viscous nature of the oil, and the need to maintain the well and its related processing and storage facilities at high temperature, are being addressed..

Drilling of the Miromiro-1 well (Austral 27.5%) is expected to commence this coming weekend. Miromiro will take approximately two weeks to reach its 1930m (6,400 feet) Target Depth.

Following a further pressure test on Kahili-1A/B, the well will shortly be shut in for an extended period for a long-term pressure build-up while future action on the well is considered, as this well cannot maintain viable production in its present configuration.

Item 5. Full Description of Material Change

Cardiff and Cheal Show Early Promise

Wellington, New Zealand –December 10, 2004 -- /PRNewswire/--Austral Pacific Energy Ltd. (TSXV and NZSX: APX; OTCBB: APXYF).

The Cardiff-2 well (Austral 25.1%, operator) has now drilled through the first reservoir sandstone within the Kapuni Formation. The McKee Sand was intersected at the expected depth below 4,000m (13,000 feet), with significantly elevated levels of gas recorded during drilling, as predicted. The McKee Sand is the first of a number of gas-bearing sandstones within the Kapuni Formation that are expected to be intersected before the well reaches TD near 4,900m (16,000 feet) later this month. The Kapuni Formation will then be cased in preparation for perforation of intervals selected by evaluation of electric logs, for initial flow-testing. The well has also penetrated the second major Kapuni sand target below 4130m (13,550 feet) where a pressure kick has been encountered.

Electric log indications of pay within the Mt Messenger interval higher in the well around 1700m (5,500 feet) depth will not be further evaluated in this well, but will provide valuable assistance in future exploration for Mt Messenger oil and gas traps in this area.

The Cheal-4 well (Austral 36.5%, operator) is now in test production, using jet pump technology to aid in lifting the oil. Technical challenges associated with the viscous nature of the oil, and the need to maintain the well and its related processing and storage facilities at high temperature, are being addressed. The well initially averaged 240 barrels of oil and 100 MCF gas per day. As the well heats up and wax cutting techniques are optimized, it is expected that these figures will be increased substantially. Cheal-A3X is presently being used as an observation well to monitor the effects of Cheal-4 on the field, but will similarly be brought into production in the near future.

Drilling of the Miromiro-1 well (Austral 27.5%) is expected to commence this coming weekend. Miromiro will take approximately two weeks to reach its 1930m (6,400 feet) Target Depth.

Following a further pressure test on Kahili-1A/B, the well will shortly be shut in for an extended period for a long-term pressure build-up while future action on the well is considered, as this well cannot maintain viable production in its present configuration. The joint venture is also reviewing the drilling of a Kahili-2 well, targeted higher on the Kahili structure, about 600m (2,000 feet) north of the Kahili-1A/B intersection.

Item 6. Reliance on Section 85(2) of the Act

N/A

Item 7. Omitted Information

None

Item 8. Senior Officers

David Bennett, President and Chief Executive Officer

Item 9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

December 10, 2004 “David J Bennett” _______________________________

David Bennett, President/Chief Executive Officer

Place of Declaration: Wellington, New Zealand

Cardiff and Cheal Show Early Promise

Wellington, New Zealand –December 10, 2004 -- /PRNewswire/--Austral Pacific Energy Ltd. (TSXV and NZSX: APX; OTCBB: APXYF).

The Cardiff-2 well (Austral 25.1%, operator) has now drilled through the first reservoir sandstone within the Kapuni Formation. The McKee Sand was intersected at the expected depth below 4,000m (13,000 feet), with significantly elevated levels of gas recorded during drilling, as predicted. The McKee Sand is the first of a number of gas-bearing sandstones within the Kapuni Formation that are expected to be intersected before the well reaches TD near 4,900m (16,000 feet) later this month. The Kapuni Formation will then be cased in preparation for perforation of intervals selected by evaluation of electric logs, for initial flow-testing. The well has also penetrated the second major Kapuni sand target below 4130m (13,550 feet) where a pressure kick has been encountered.

Electric log indications of pay within the Mt Messenger interval higher in the well around 1700m (5,500 feet) depth will not be further evaluated in this well, but will provide valuable assistance in future exploration for Mt Messenger oil and gas traps in this area.

The Cheal-4 well (Austral 36.5%, operator) is now in test production, using jet pump technology to aid in lifting the oil. Technical challenges associated with the viscous nature of the oil, and the need to maintain the well and its related processing and storage facilities at high temperature, are being addressed. The well initially averaged 240 barrels of oil and 100 MCF gas per day. As the well heats up and wax cutting techniques are optimized, it is expected that these figures will be increased substantially. Cheal-A3X is presently being used as an observation well to monitor the effects of Cheal-4 on the field, but will similarly be brought into production in the near future.

Drilling of the Miromiro-1 well (Austral 27.5%) is expected to commence this coming weekend. Miromiro will take approximately two weeks to reach its 1930m (6,400 feet) Target Depth.

Following a further pressure test on Kahili-1A/B, the well will shortly be shut in for an extended period for a long-term pressure build-up while future action on the well is considered, as this well cannot maintain viable production in its present configuration. The joint venture is also reviewing the drilling of a Kahili-2 well, targeted higher on the Kahili structure, about 600m (2,000 feet) north of the Kahili-1A/B intersection.

CONTACT: Investor Relations: tel: 1 800 3043631 USA/Canada

+644 476 2529 New Zealand

Web site: www.austral-pacific.com
Email: ir@austral-pacific.com

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release that address future production, reserve potential or exploration drilling, are forward-looking statements. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.